Morgan Stanley

Morgan Stanley Compensation & Governance Practices

April 2024

Morgan Stanley's Board of Directors Recommends Shareholders Vote:

FOR: Four Management Proposals

1. Approve the compensation of Named Executive Officers (Say on Pay Non-Binding Advisory Vote)

2. Elect all Director Nominees

3. Ratify Deloitte & Touche LLP's Appointment as the Firm's Independent Auditor

4. Approve Non-U.S. Nonqualified Employee Stock Purchase Plan

AGAINST: Three Shareholder Proposals

1. Report on Risks of Political De-Banking

2. Transparency in Lobbying

3. Clean Energy Supply Financing Ratio

Approve the Compensation of Named Executive Officers (Say on Pay Non-Binding Advisory Vote)

The CMDS Committee[1] assessed Mr. Gorman's performance as outstanding, including setting the Firm up for success through:

- Visionary leadership and strong execution of strategy that transformed the Firm into a stronger, more resilient and balanced institution

- Intentional talent management culminating in the successful CEO succession and leadership transition

Consistent with our pay framework and based on this assessment, Mr. Gorman's total pay for 2023 was set at $37 million

Exemplary CEO Succession

- Succession planning is one of the most important responsibilities of the CEO and the Board

- After 14 years of success under Mr. Gorman's leadership, it was imperative for the Firm and our shareholders to have a seamless transition that built on the strength of the franchise

- To do so, it was crucial to appoint an outstanding CEO and two strong executives as the Firm's Co-Presidents

- Following the announcement of the anticipated transition, shareholders expressed concern about a loss of leadership breadth and depth during the transition

- In response to shareholder concerns, to ensure leadership continuity and to galvanize this team and focus them on working together collaboratively for the future creation of shareholder value, the CMDS Committee granted a $20MM staking award to each of the three leaders

- We do not have a practice of granting one-time awards and recognize the CEO transition as a rare and appropriate circumstance for the awards

Transformation & Financial Performance

- Since 2010, the Firm's market capitalization went from $40 billion to $153 billion, reflecting a premium valuation vs. peers

- >60% of the Firm's pre-tax profit is from Wealth and Investment Management (up from ~30% in 2010, and net revenues from both businesses have more than doubled since 2010), providing durability to the franchise

- Institutional Securities continued to show the benefits of the integrated investment bank with top-tier wallet share positions

- Full year ROTCE of 12.8% against a mixed backdrop & headwinds [2]

- Standardized Common Equity Tier 1 capital ratio at December 31, 2023 was 15.2% [3]

- Continued to increase returns to shareholders

  - ✓ Quarterly dividend of $0.85 (up from $0.05 in 2010), with total dividends paid of $5.4Bn (up from $0.3Bn in 2010)

  - ✓ Repurchased $5.3Bn of outstanding common stock

The End Notes are an integral part of this Presentation. See slide 24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

3

Morgan Stanley: 15 Years of Transformation



	2009–2014 [1][2]	2015–2019 [1][2]	2020–2022 [1]	2023
Revenue Mix	$31Bn — 48% / 52%	$38Bn — 50% / 50%	$54Bn — 51% / 49%	$54Bn — 58% / 42%
Profitability Mix [3]	$6Bn — 39% / 61%	$10Bn — 47% / 53%	$16Bn — 43% / 57%	$12Bn — 62% / 38%
Client Assets [4]	$2.0Tn	$2.8Tn	$5.6Tn	$6.6Tn
ROTCE [5]	4%	11%	17%	13%
Acquisitions	Smith Barney	Solium	E*TRADE	Eaton Vance

Legend: Institutional Securities | Wealth and Investment Management

The End Notes are an integral part of this Presentation. See slides 24-25 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

Resilient and Balanced Business Model Across Businesses

WM & IM

ISG

| >$6 Trillion in Total Client Assets | #1 Industry Leader [2] | Strategy for Leading Wallet Share Across the Integrated Investment Bank[4] |

Client Assets ($Tn) [1]



Net Revenue ($Bn) [3]



~20% Equity

~15% Investment Banking

~10% Fixed Income

The End Notes are an integral part of this Presentation. See slides 25-26 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

5

CEO Performance and Long-Term Vision

Tenure as CEO and 2023 Performance

2010–2014	2015–2022		2023+
Business stabilization and strategy reset	**Business investments and transformation**		**Well-positioned for long-term growth**
285% Total Shareholder Return [1] 2010–2023	**~300%** WM & IM PBT Growth 2010–2023	**Top 3** ISG Wallet Share [2]	**$6.6Tn** Total client assets [3]
$.05–$.085 Quarterly DPS Growth [4] 2010–2023	Multiple expansion by **over 20%** since 2010 [5]	**15.3%** ROTCE [6] 5-year average	**$54.1Bn** Firm Net Revenues
+$113Bn Market Capitalization 2010–2023	**~500** external CEO engagements per year	**10+** years focused on succession planning	**92%** of employees are "proud to work" at the Firm

The End Notes are an integral part of this Presentation. See slide 26 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

Delivered Solid Results in 2023 Despite Headwinds and Reaffirmed Long-Term Value Proposition

	2023 Results	Long-Term Goals [2]
Client Assets [1]	$6.6Tn	$10Tn+
WM Pre-Tax Margin	25%	30%
Efficiency Ratio	77%	70%
ROTCE	13%	20%

Against a mixed backdrop, the Firm's business model performed as intended and showed durability and growth, despite the challenges

Headwinds	Impacts
• Sticky inflation and continued central bank tightening	• Pressured deposit activity and higher funding costs
• Unexpected geopolitical tensions	• Muted strategic activity and capital raising
• Commercial real estate price declines	• Pressured operating leverage

The End Notes are an integral part of this Presentation. See slide 27 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

Ongoing Commitment to Dividend and Buyback

~4% Dividend Yield [1] and Strong Buyback While Maintaining Excess Capital



Continued to Increase Dividend

4Q Dividend Per Share ($) [2]

Continued to Reduce Share Count

Shares Outstanding (Bn) [3]

+302MM

Maintained Excess Capital

CET1 Ratio (%) [5]

~230 bps

Regulatory Requirement: 12.9%

Acquisition-Related Share Issuance [4]   Excess Capital vs. Regulatory Requirement

The End Notes are an integral part of this Presentation. See slide 27 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

Continue to Generate Consistently Strong Shareholder Returns Relative to Peers, Despite a Challenging Year

1-Year (2023) TSR [1][2][3]

3-Year (2021-2023) TSR [1][2][4]

5-Year (2019-2023) TSR [1][2][5]

Strong Relative Long-Term Performance by MS vs. Peer Average and Market

During 2023, Morgan Stanley share price increased by 9.7% from $85.02 to $93.25



14%
21%
12%
Morgan Stanley
Avg. Global Peers (6)
S&P 500 Fin. Index

50%
47%
35%
Morgan Stanley
Avg. Global Peers (6)
S&P 500 Fin. Index

174%
78%
75%
Morgan Stanley
Avg. Global Peers (6)
S&P 500 Fin. Index

The End Notes are an integral part of this Presentation. See slide 27 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

9

Exemplary CEO Succession Process and Leadership Transition

Orderly multi-year succession planning resulted in appointment of outstanding CEO and two strong Co-Presidents

- Succession has been a long-standing priority of Mr. Gorman and was planned for many years to ensure an orderly CEO transition

- His multi-year plan achieved continuity of the Firm's exceptional executive team, a rare achievement in the financial industry and one that many of the Firm's institutional investors expressed concern could not be achieved

- Mr. Gorman identified an appropriate time to step down as CEO and was deliberate in providing the optimal career and leadership opportunities to develop a world-class executive team with the skills and experience to lead the Firm for future success



2010 – 2016   **2016 – 2020**   **2020 – 2023**

T. Pick
31 years at MS; Started in Analyst Program

- Head of Institutional Equities & Research
- Operating Committee
- Head of Sales & Trading
- Head of Institutional Securities Group (ISG)
- Co-President of Morgan Stanley, Head of ISG & International, and Co-Head of Firm Strategy
- Additional Oversight for Technology & Operations

A. Saperstein
18 years at MS

- Head of Investment Products & Services
- Operating Committee
- Co-COO of Institutional Securities Group
- Co-Head of Wealth Management
- Head of Wealth Management (WM)
- E*TRADE Acquisition
- Co-President of Morgan Stanley, Head of WM and Firmwide Marketing
- Additional Oversight for US Banks

D. Simkowitz
32 years at MS; Started in Associate Program

- Co-Head of Global Capital Markets
- Head of Investment Management (IM)
- Operating Committee
- Mesa West Acquisition
- Eaton Vance Acquisition
- Head of IM and Co-Head of Firm Strategy

Staking Awards Support CEO Succession and Leadership Transition

The CMDS Committee [1] approved a staking award for the new CEO and Co-Presidents. The award was designed to be responsive to shareholders' concerns regarding loss of critical leadership talent during a transition

Shareholder Key Objectives

✓ **Achieve leadership continuity through CEO succession**
  - This type of continuity is uncommon in CEO transitions in the financial industry
  - In the Board's view, it is critical to the continued success of the Firm

✓ **Maintain the exceptional leadership team** to support collaborative mindset and continued outstanding performance

✓ **Reinforce accountability for Firm's financial goals**

✓ **Directly tie compensation outcomes to shareholder-based value creation over a multi-year period**

One-Time Awards

- The Firm does not have a practice of granting one-time awards
- The awards were responsive to shareholder concerns to retain the management team and motivate collaboration during this period of transition
- The awards are not part of regular annual compensation and will not be awarded on a regular basis

Morgan Stanley's Response
Design a one-time award to achieve these unique objectives.

100% Equity

- 60% PSUs, which vest equally based on absolute and relative ROTCE over a 3-year performance period
- 40% RSUs that vest after 3 years

Key Features

- No retirement eligibility vesting
- Cancelled for resignation or competition
- Subject to equity retention requirement
- No award was made to departing CEO; instead, received 60% of incentive compensation in PSUs that tie compensation to the performance of the new leadership team

---

The End Notes are an integral part of this Presentation. See slide 28 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

11

Intentional Succession Planning and Career Development

Succession planning extends to executive officers and beyond to ensure a deep bench of capable talent

- The goal of succession planning deeper into the organization is to ensure that the Firm has a bench of well-rounded and capable talent. Career development is purposeful and intended to set the Firm up for long-term future success



2010 – 2016 | **2016 – 2020** | **2020 – 2023**

M. Crawley
32 years at MS; Started as High School Intern

- Head of National Business Development & Talent Management
- Chief Marketing Officer
- Management Committee
- Head of Private Wealth Management
- Chief Human Resources Officer
- Operating Committee

E. Grossman
18 years at MS

- Global Head of Legal
- Management Committee
- Chief Legal Officer
- Operating Committee
- Chief Legal Officer and Chief Administrative Officer

C. Smith
27 years at MS; Started in Associate Program

- Head of Firm Strategy
- President of US Banks
- CFO of Institutional Securities Group (ISG)
- Head of Business Development, ISG
- Management Committee
- Chief Risk Officer
- Operating Committee

S. Yeshaya
22 years at MS; Started as College Intern

- MD, Fixed Income
- Chief of Staff to Chairman & CEO
- Head of Investor Relations
- Management Committee
- Chief Financial Officer
- Operating Committee

Long Tenured Leadership Team Committed to Strategic Objectives and Enhancing Shareholder Value

The long-tenured bench of leaders goes beyond the executive officers, which fosters a culture of collaboration

James Gorman, Executive Chairman

Ted Pick, Chief Executive Officer

Andy Saperstein, Co-President

Dan Simkowitz, Co-President

Firm Operating Committee

12	**21 Years**
Leaders	Avg. Length of Service

Firm Management Committee

36	**21 Years**
Leaders	Avg. Length of Service

World Class Technology & Infrastructure

99 Managing Directors	**16 Years** Avg. Length of Service

Managing Directors

2,320 Managing Directors	**14 Years** Avg. Length of Service

Morgan Stanley

Framework for Determining CEO Compensation

Mr. Gorman's total compensation was set at $37 million for 2023, following a robust compensation decision process that supports and reinforces the Firm's pay for performance philosophy



Set Financial and Non-Financial Performance Priorities → Establish Target Compensation Range → Assess Performance Against Performance Priorities and Strategic Objectives → Determine Compensation Based on Performance Assessment

Annual Performance Priorities

Quantitative

- Firm financial performance
- Capital and liquidity strength
- Business segment performance
- Efficiency ratio and ROTCE
- Total shareholder return

Qualitative

- Effective risk and control framework
- Culture, leadership, strategy, resilience, reputation and deepening of MUFG alliance
- Global regulatory standing
- Workforce resilience (attraction, retention, engagement) and diversity
- Credit rating

MS CEO Pay Range and Decision

$40 Million or More

- CEO performance exceeds expectations
- Strong Firm performance and shareholder returns

$37 million

- Firm performance and shareholder returns generally in line with peers with room for continued progress
- CEO performance meets expectations

- CEO performance below expectations
- Firm performance and shareholder returns are below expectations

$20 Million or Less

CEO Compensation Components and Program Features

Morgan Stanley's compensation programs, including for the CEO, reflect our pay for performance philosophy. The Firm is committed to responsible compensation programs with the following key features, all of which support the Firm's culture and values and shareholders' interests

Key Features

75% of incentive compensation awarded in equity	**100%** of deferred compensation awarded in equity
60% of incentive compensation is performance-vested	Multi-year vesting over **3 years**

Share Ownership Requirement

75% first 5 years; **50%** thereafter

Best Practices

Prohibitions on pledging, hedging, selling short or trading derivatives, and no excise tax protection upon change-in-control

CEO Compensation Elements ($MM)

	2024	2025	2026	2027
75%* Equity — 60% Performance-Vested	21.3 At-Risk		0-1.5x of target Performance-Vested Units vest in Year 3	
15% Time-Vested	5.3		50% of Time-Vested RSUs vest in each of Years 2 & 3	
25%* Cash Bonus	8.9			
Base Salary	1.5			
Total Compensation	$37MM			

*% of Incentive Compensation

Morgan Stanley

Committed to Maintaining Best in Class Governance

Key Corporate Governance Practices

Robust Board Oversight	Annual Board Evaluation	Shareholder Rights and Accountability	Committed to Sustainability	Value and Respond to Shareholder Feedback
• The Firm's strategy, including an annual offsite with management • Annual business plans • Enterprise Risk Management (ERM) framework • Environmental, social and governance matters, including diversity and climate • Culture, values and conduct • Succession plans for CEO and senior executives	• One-on-one interviews for Board, Independent Lead Director and committee evaluations include: – Duties and responsibilities, including individual director performance – Board and committee structure, including board and ethnic diversity – Culture, process and execution • Policies and practices are revised as appropriate	• Adopted proxy access • Shareholders who own at least 25% of common stock may call special meeting of shareholders • All directors elected annually by majority vote • No "poison pill" in effect	• ESG Report informed by Sustainability Accounting Standards Board (SASB) guidance and Task Force on Climate-Related Financial Disclosures (TCFD) recommendations • Pledged to reach net-zero financed emissions by 2050 • Interim 2030 financed emissions targets for the most emissions-intensive sectors within our corporate lending portfolio	• Investor input in recent years has led to: – Enhanced proxy disclosure of pay for performance – Inclusion of Board skills and gender/ race matrix – Reporting on talent, including diversity and inclusion – Amendment to the Board's "overboarding" policy

Board of Directors Has Relevant and Diverse Experience

Board Tenure Balance

Average Tenure: 6 years



10 years +
4
5-10 years
4
Less than 5 years
7

Board Independence

All members of all committees are non-management, and the Board benefits from an engaged Independent Lead Director [1] with expansive responsibilities



Management
2
Non-Management
13

Diverse and International Board [2]



33% of the Board is **female**	**27%** of the Board is **ethnically diverse**	**53%** of the Board is **gender and/or ethnically diverse**
5 directors **born outside of the U.S.**	**64 years** **average age** of Board upon election at annual meeting	**5** **new directors** in the last three years (since beginning of 2021)

Nominees' Skills Align with Firm Business Model and Strategy [2]



Leadership 15
Global/International Perspective 13
Human Capital Management 13
Public Company Governance 13
Financial Services 12
Risk Management 12
Academia/Government/Public Policy/Regulatory Affairs 11
Accounting/Financial Reporting 11
Current or Former CEO 10
ESG/Sustainability 8
Strategic Planning 8
Cybersecurity/Technology/Information Security 7

The End Notes are an integral part of this Presentation. See slide 28 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

17

Independent Board Leadership and Board Refreshment[1]



Megan Butler (59)
Director Nominee
- Former Executive Director at the U.K. Prudential Regulation Authority and the U.K. Financial Conduct Authority



Hironori Kamezawa (62)
Tenure: 3 Years
- Currently President and Group CEO of MUFG and Director of MUFG and MUFG Bank
- Previously Deputy President of MUFG and Deputy President of MUFG Bank



Dennis M. Nally (71)
CMDS Chair
Tenure: 8 Years
- Previously Chairman of Pricewaterhouse Coopers International Ltd.



Thomas H. Glocer (64)
Independent Lead Director
Tenure: 11 Years
- Currently Managing Partner of Angelic Ventures, LP
- Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP



Shelley Leibowitz (63)
Tenure: 4 Years
- Currently President of SL Advisory
- Previously Group Chief Information Officer for the World Bank and Chief Information Officer of several financial services firms



Edward Pick (55)
Joined 2024
- CEO of MS
- Previously Co-President and Head of Corporate Strategy, and Head of Institutional Securities of MS



James Gorman (65)
Chairman of the Board
Tenure: 14 Years
- Former CEO of MS
- Previously President of MS, Co-Head of Strategic Planning and President and COO of MS Wealth Management



Stephen Luczo (67)
Tenure: 5 Years
- Currently Managing Partner at Crosspoint Capital Partners
- Previously Chair and CEO of Seagate Technology



Mary L. Schapiro (68)
Tenure: 6 Years
- Currently Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P.
- Previously Chair of U.S. Securities and Exchange Commission



Robert H. Herz (70)
Audit Chair
Tenure: 12 Years
- Currently President of Robert H. Herz LLC
- Previously Chairman of Financial Accounting Standards Board



Jami Miscik (65)
Ops and Tech Chair
Tenure: 10 Years
- Currently CEO of Global Strategic Insights
- Previously CEO and Vice Chair of Kissinger Associates, Inc., Global Head of Sovereign Risk at Lehman Brothers, and Deputy Director for Intelligence at the CIA



Perry M. Traquina (68)
Risk Chair
Tenure: 9 Years
- Previously Chair, CEO and Managing Partner of Wellington Management Company LLP



Erika H. James (54)
Tenure: 2 Years
- Currently Dean of the Wharton School of the University of Pennsylvania
- Previously John H. Harland Dean at Emory University's Goizueta Business School



Masato Miyachi (63)
Tenure: 2 Years
- Currently Advisor of MUFG Bank and Mitsubishi UFJ Securities Holdings Co., Ltd.
- Previously Director, Deputy President and Chief Executive of Global Corporate and Investment Banking of MUFG Bank



Rayford Wilkins, Jr (72)
G&S Chair
Tenure: 11 Years
- Previously CEO of Diversified Businesses of AT&T Inc.

☐ = New Director in 2021-2024

The End Notes are an integral part of this Presentation. See slide 29 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

18

Approve Non-U.S. Nonqualified Employee Stock Purchase Plan

Proposal	• Morgan Stanley has an employee stock purchase plan that is qualified under Section 423 of the Internal Revenue Code (Qualified ESPP) for employees of eligible U.S. subsidiaries, which was approved by shareholders in 1994 • Due to tax, administrative and other hurdles to implementing the Qualified ESPP for employees of certain non-U.S. subsidiaries, the Board recommends that shareholders approve the Nonqualified Employee Stock Purchase Plan (NQ ESPP) for employees of eligible non-U.S. subsidiaries. The NQ ESPP is not tax-qualified • The NQ ESPP facilitates Morgan Stanley share ownership for eligible employees by providing for the purchase of shares of Morgan Stanley common stock at a discount through payroll deductions
Impact	• The NQ ESPP provides for the purchase of up to an aggregate of 5 million shares, which shares will be reallocated and deducted from the share reserve of the Qualified ESPP that was previously approved by shareholders • Because we are not requesting additional shares for the NQ ESPP, and are instead reallocating shares from the Qualified ESPP, the NQ ESPP will not result in incremental dilution to shareholders
Material Terms	• The discount at which shares may be purchased under the NQ ESPP may not exceed 15% of the fair market value of Firm common stock on the purchase date • Payroll contributions to the NQ ESPP are limited to 25% of an eligible employee's eligible compensation • Share purchases under the NQ ESPP are limited per eligible employee to 1,000 shares per offering period and to shares with an aggregate fair market value of $25,000 per calendar year in which the option is outstanding • Shares purchased under the NQ ESPP are generally subject to a 12-month holding period, securities laws and the Firm's trading policies

Morgan Stanley

Our Board Recommends Shareholders Vote AGAINST the Following Shareholder Proposals: (1 of 2)

- **Report on Risks of Politicized De-Banking** - *Ridgeline Research LLC, on behalf of American Conservative Values ETF*

  – The proposal requests that Morgan Stanley issue a report evaluating the Firm's oversight of risks related to discrimination against individuals. The proponent has not cited any specific examples involving Morgan Stanley.

  – Morgan Stanley follows established processes to avoid discriminatory practices when providing financial services to our clients and it is not our policy to debank clients solely because of their viewpoints. In addition, we educate and train our employees on non-discriminatory practices to guide how they treat other employees and work with clients.

  – Adopting the proposal would be an inefficient use of the Firm's resources and would not provide shareholders with meaningful information.

- **Transparency in Lobbying** - *John Chevedden*

  – The proposal requests an annual report on Firm policy and procedures governing direct and indirect lobbying or grassroots lobbying communications, payments made by Morgan Stanley used for lobbying, membership in and payments to tax-exempt organizations that write and endorse model legislation, and a description of management and Board oversight over making these payments.

  – Our Corporate Political Activities Policy Statement (Policy Statement), available on our website, provides transparency with respect to the principles and procedures concerning political activities and already addresses the material items requested by the proposal.

  – We recently enhanced our disclosures regarding our lobbying activities and consolidated our public disclosures regarding our political activities within the Policy Statement, including (i) policies related to grassroots lobbying and organizations that write and endorse model legislation, (ii) average lobbying expenditures for the past three years, and (iii) aggregate dues attributable to lobbying by U.S. trade associations.

Morgan Stanley

Our Board Recommends Shareholders Vote AGAINST the Following Shareholder Proposals: (2 of 2)

- **Clean Energy Supply Financing Ratio** – *New York City Comptroller, on behalf of New York City Retirement Systems*

  - The proposal requests that we annually disclose ratio of our total financing in low-carbon energy relative to fossil fuel energy.

  - Morgan Stanley has committed to achieving net-zero financed emissions by 2050 and has announced 2030 interim financed emissions targets. Our strategy is to leverage standardized approaches to climate reporting and not disclose a ratio metric.

  - We believe that it would be imprudent to disclose this ratio for several reasons, including (i) the lack of any standardized calculation methodology; (ii) the potential implication that we support the use of this ratio as a meaningful representation of progress toward our climate goals; and (iii) the possible interest in having us set targets in accordance with this ratio.

  - Disclosing this ratio, even with discretion to use our own methodology, could potentially raise questions, including whether our approach is similar to those of other companies that may also elect to disclose this ratio. As cited in the supporting statement, an estimated ratio calculated by Bloomberg is already publicly available; if our ratio is different, we may be criticized.

  - We believe our existing targets and metrics properly incentivize us to proactively work with our clients on climate transition opportunities, which we think is the most appropriate strategy for Morgan Stanley as well as for addressing real-economy greenhouse emissions. We require flexibility to engage with our clients in helping them achieve their transition plans consistent with meeting our net-zero commitment.

  - Given that we already disclose financed emissions data related to our interim targets and will include enhanced disclosures in our forthcoming 2023 ESG Report, including progress around our Climate Strategy Assessment Framework, we do not believe that developing the proposed ratio is in the best interest of our clients or our shareholders.

Morgan Stanley

Appendix

Morgan Stanley Has a Clear Climate Strategy

Morgan Stanley's public commitments to a low-carbon economy are supported by robust governance and transparent disclosures

Public Climate Commitments

- Achieve "Net-Zero Financed Emissions" by 2050
  - Member of the Net-Zero Banking Alliance and Partnership for Carbon Accounting Financials

- Interim 2030 financed emissions targets (2019 baseline) for the most emissions-intensive sectors within our corporate lending portfolio:
  - Auto Manufacturing (-35%)
  - Energy (-29%)
  - Power (-58%)

- Mobilize $750Bn of capital to support low-carbon and green solutions by 2030

- Achieved carbon neutrality across our global operations in 2022[1]

Governance and Disclosure

- Our Board oversees climate change at the Firm:
  - The Firm ESG Committee oversees climate commitments, and reports to the Board Governance & Sustainability Committee
  - The Climate Risk Committee oversees financial and non-financial exposure to climate-related risks, and reports to the Firm Risk Committee and the Board Risk Committee

- Our Environmental & Social Policy Statement:
  - Contains commitments regarding our financing and other activities in emissions-intensive sectors, and enhanced diligence and activities limitations in certain
  - Overseen by Governance & Sustainability Committee

- Our Climate Disclosure is guided by the TCFD, supplementing SASB disclosures
  - 2022 ESG Report includes financed emissions data for 2019-2021, a time-period prior to setting 2030 financed emissions targets, with YOY changes explained
  - Recently launched Climate Strategy Assessment Framework (CSAF) designed to understand and assess clients' transition plans; 2023 ESG Report will disclose CSAF progress

The End Notes are an integral part of this Presentation. See slide 29 at the back of this presentation for information related to the financial metrics and defined terms in this presentation

23

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 3

1. **CMDS Committee** is the Compensation, Management, Development, and Succession Committee of the Morgan Stanley Board of Directors.

2. Return on average tangible common equity ('**ROTCE**') metrics are based on reported figures. ROTCE utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. Reported ROTCE and average tangible common equity are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

3. **Common Equity Tier 1** capital ratio is based on the Basel III Standardized Approach Fully Phased-in rules.

These notes refer to the financial metrics and/or defined terms presented on Slide 4

1. Financial statement data and metrics presented are based on an **average** of previously reported numbers across the stated years.

2. Net revenues and income from continuing operations before income taxes ('**Pre-Tax Profit**') have been adjusted to exclude significant items. These adjusted operating performance metrics are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess year-over-year operating performance.

   To provide a comparative view of operating performance from 2009 to 2015, our full year reported results are adjusted below to exclude several significant items, which were highlighted in prior period filings of Morgan Stanley's (the '**Firm**') Annual Reports on Form 10-K.

   - Litigation costs of approximately $3.1 billion in 2014 related to residential mortgage-backed securities and other credit crisis-related matters ('**Credit Crisis Litigation**')

   - Compensation expense of approximately $1.1 billion in 2014 related to changes in the approach for awards of discretionary incentive compensation (i.e., reducing the average deferral of such awards to an approximate baseline of 50%) and the acceleration of vesting for certain outstanding deferred cash-based incentive compensation awards ('**Discretionary Incentive Compensation Actions**'); and

   - The impact of Debt Valuation Adjustment ('**DVA**') from 2009 to 2015

($MM)	Twelve Months Ended						
	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014	Dec 31, 2015
Net Revenues - GAAP	23,434	31,342	32,177	26,265	32,559	34,276	35,242
Adjustment for DVA (a)	5,510	873	(3,681)	4,402	681	(651)	(618)
Adjusted Net Revenues - non-GAAP	28,944	32,215	28,496	30,667	33,240	33,625	34,624
Pre-Tax Profit - GAAP	1,143	6,287	6,187	596	4,558	3,591	8,495
Adjustments for DVA / Other (b)	5,510	873	(3,681)	4,402	681	3,569	(618)
Adjusted Pre-Tax Profit - non-GAAP	6,653	7,160	2,506	4,998	5,239	7,160	7,877

Morgan Stanley

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 4

a) DVA represents the change in fair value resulting from fluctuations in our debt credit spreads and other credit factors related to borrowings and other liabilities carried under the fair value option. In 2009 and 2010, Wealth Management ('**WM**') net revenues included DVA of $(41) million and $14 million, respectively, and Investment Management ('**IM**') net revenues included DVA of $(48) million and $(11) million, respectively. All other amounts of DVA from 2009 to 2015 were recorded in Institutional Securities ('**ISG**').

b) Pre-Tax Profit adjustment is the aggregation of the DVA adjustment and in 2014 also includes the expense adjustments of $4,220 million related to the negative Credit Crisis Litigation and Discretionary Incentive Compensation Actions. The full amount of the Credit Crisis Litigation adjustment was recorded in the ISG segment. The Discretionary Incentive Compensation Actions were recorded in the business segments as follows: ISG $(904) million; WM $(88) million; and IM $(145) million.

3. Profitability Mix refers to Pre-Tax Profit distribution by segment.

4. **Client Assets** represent reported WM client assets and IM assets under management ('**AUM**'). WM client assets represent those assets for which WM is providing services including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain WM client assets are invested in IM products and are also included in IM's AUM.

5. Return on average tangible common equity ('**ROTCE**') metrics are based on reported figures. ROTCE utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. Reported ROTCE and average tangible common equity are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

These notes refer to the financial metrics and/or defined terms presented on Slide 5

1. **Client Assets** represent reported WM client assets and IM assets under management ('**AUM**'). WM client assets represent those assets for which WM is providing services including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain WM client assets are invested in IM products and are also included in IM's AUM.

2. **Ranking** is based on internal analysis of net revenues for Morgan Stanley and peers. Net revenues represent the combination of Wealth Management and Investment Management for the peer set: Bank of America, BlackRock, Charles Schwab, Fidelity, Goldman Sachs, JP Morgan, UBS, and Wells Fargo. The analysis utilizes data for peers that have reported full-year 2023 results as of January 15, 2024. For peers that have not yet reported, excluding Fidelity, net revenues are based on the last twelve months as of September 30, 2023. For Fidelity, net revenues represent 2022 total Firm revenues. Net revenues for Morgan Stanley represent the addition of Morgan Stanley's WM and IM net revenues for full-year 2023, excluding intersegment activity.

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 5

3. **Net revenues** for 2010 have been adjusted to exclude the positive impact of Debt Valuation Adjustment ('**DVA**') of approximately $3 million. The adjusted net revenues are a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

4. **Wallet Share** represents the percentage of Morgan Stanley's ISG segment net revenues to the Wallet. The **Wallet** represents Investment Banking, Equity Sales & Trading and Fixed Income Sales & Trading net revenues, where applicable, for Morgan Stanley and the following peer set: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, and UBS.

    The attainment of these Wallet Share positions assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto. Please also refer to the Notice on Slide 30 of this presentation.

These notes refer to the financial metrics and/or defined term presented on Slide 6

1. **Total Shareholder Return** ('**TSR**') represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period.

2. **ISG Wallet Share** represents the percentage of Morgan Stanley's ISG segment net revenues to the Wallet. The Wallet represents Investment Banking, Equity Sales & Trading and Fixed Income Sales & Trading net revenues, where applicable, for Morgan Stanley and the following peer set: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, and UBS.

3. **Client Assets** represent reported WM client assets and IM assets under management ('**AUM**'). WM client assets represent those assets for which WM is providing services including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain WM client assets are invested in IM products and are also included in IM's AUM.

4. **Quarterly DPS Growth** represents the growth of the quarterly dividend per common share.

5. Morgan Stanley next twelve months P/E multiple expanded ~10x to 12x while US peers' median multiple is marginally lower over the same period of time.

6. Return on average tangible common equity ('**ROTCE**') metrics are based on reported figures. ROTCE utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. Reported ROTCE and average tangible common equity are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

Morgan Stanley

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 7

1. **Client Assets** represent reported WM client assets and IM assets under management ('**AUM**'). WM client assets represent those assets for which WM is providing services including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain WM client assets are invested in IM products and are also included in IM's AUM.

2. The attainment of these objectives assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including but not limited to geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto. Please also refer to the Notice on Slide 30 of this presentation.

These notes refer to the financial metrics and/or defined terms presented on Slide 8

1. **Dividend Yield** represents the annual dividend for full-year 2023 divided by Morgan Stanley's share price as of January 3, 2023.

2. **4Q Dividend Per Share** represents the dividend per share in the fourth quarter of each respective year.

3. **Shares Outstanding** represents end of period common shares outstanding.

4. **Acquisition-Related Share Issuance** represents common shares issued in relation to the acquisitions of E*TRADE and Eaton Vance in 2020 and 2021, respectively.

5. **Common Equity Tier 1** capital ratio is based on the Basel III Standardized Approach Fully Phased-in rules.

These notes refer to the financial metrics and/or defined term presented on Slide 9

1. **Total Shareholder Return** ('**TSR**') represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period.

2. Source: Bloomberg.

3. Share prices pulled as of 12/31/2022 and 12/31/2023 to calculate a 1-year TSR.

4. Share prices pulled as of 12/31/2020 and 12/31/2023 to calculate 3-year TSR.

5. Share prices pulled as of 12/31/2018 and 12/31/2023 to calculate 5-year TSR.

6. Global peers include: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, UBS and Wells Fargo.

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 11
1. **CMDS Committee** is the Compensation, Management, Development, and Succession Committee of the Morgan Stanley Board of Directors.

These notes refer to the financial metrics and/or defined terms presented on Slide 17
1. As part of his or her formal duties and responsibilities, the Independent Lead Director shall:

    *   Preside at all meetings of the Board at which the Chairman is not present;
    *   Have the authority to call, and lead, non-management director sessions and independent director sessions;
    *   Help facilitate communication among the Chairman, the CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors;
    *   Approve the types and forms of information sent to the Board;
    *   Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board;
    *   Be available, if requested, to meet with the Firm's primary regulators;
    *   Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies;
    *   Communicate with the Chairman and the CEO between meetings and act as a "sounding board" and advisor;
    *   Consult with the non-management and independent directors and advise the Chairman and the CEO of the Board's informational needs;
    *   Collaborate with the Chairman and the CEO in developing the agenda for meetings of the Board;
    *   Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;
    *   Have authority to request inclusion of additional agenda items;
    *   Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings;
    *   Lead the annual evaluation of the performance and effectiveness of the Board, including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance;
    *   Help facilitate the efficient and effective functioning and performance of the Board and discussion;
    *   Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings;
    *   Consult with the Chair of the Governance and Sustainability Committee on Board succession planning and Board Committee appointments;
    *   Coordinate with the Chair of the Governance and Sustainability Committee on recruiting and interviewing candidates for the Board; and
    *   Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO.

2. Data and metrics are as of the date of the annual meeting and are based on information self-identified by each director nominee.

Morgan Stanley

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 18

1. Director ages and tenures are as of the annual meeting date. For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" of the 2024 Proxy Statement.

These notes refer to the financial metrics and/or defined terms presented on Slide 23

1. The Firm's carbon neutral status is discussed in the Firm's 2022 ESG Report (available at https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/Morgan_Stanley_2022_ESG_Report.pdf). This is a management-determined metric that may be calculated differently by other companies. Morgan Stanley has determined that the boundary around our carbon neutrality status is scope 1, scope 2 location-based emissions, scope 3 business travel and downstream leased assets, carbon offsets purchased from the voluntary carbon market, green power contracts, and market instruments (e.g., Renewable Energy Certificates (RECs), and Energy Attribute Certificates (EACs)). There are instances where green power contracts and instruments that we accept to meet carbon neutrality do not align with the criteria required to reflect those purchases in our scope 2 market-based figure in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition) ("GHG Protocol"). For our GHG emissions table aligned with the GHG Protocol, please see the Firm's 2022 ESG Report.

None of the webpages, policies or reports referenced herein (including content accessible via hyperlinks such as the 2022 ESG Report) are deemed part of, or incorporated by reference in, this document or any other filing with the Securities and Exchange Commission.

Morgan Stanley

Notice

The information provided herein includes certain non-GAAP financial measures. The definition of such measures and/or the reconciliation of such measures to the comparable U.S. GAAP figures are included in this presentation, or in Morgan Stanley's (the 'Firm') Annual Report on Form 10-K, Definitive Proxy Statement, Quarterly Reports on Form 10-Q and the Firm's Current Reports on Form 8-K, as applicable, including any amendments thereto, which are available on www.morganstanley.com, or within this presentation. The End Notes are an integral part of this presentation.

This presentation may contain forward-looking statements including the attainment of certain financial and other targets, and objectives and goals. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations, assumptions, interpretation or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. The Firm does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of forward-looking statements. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as applicable, which are available on www.morganstanley.com. This presentation is not an offer to buy or sell any security.

For information and impact of the Firm's acquisitions, please refer to prior period filings of the Firm's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

The statements in this presentation are current only as of their respective dates.